Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Beneficial interests in the ordinary shares of the Company

The Company has received notice from Ninety One SA (Pty) Ltd that on 29 July 2020, as investment manager on behalf of its clients, it held beneficial interests in 958,726 ordinary shares in the Company. 958,726 ordinary shares represents 5.04% of the 19,006,858 ordinary shares in issue (excluding treasury shares) on 29 July 2020.

By order of the Board

7 August 2020

Sponsor: Grindrod Bank Limited